18006002

SEC Mail Processing Received MAR 0 1 2018 WASH, D.C.

S

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69289

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OpenbondX LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Arthur Godfrey Road, Suite 103, Miami Beach, FL 33140

(No. and Street)

Miami Beach	FL	33140
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alistair Brown 305-417-6243

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAS Partners

(Name – *if individual, state last, first, middle name*)

15800 Pines Blvd, Suite 302	Pembroke Pines	Florida	33027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Alistair Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OpenbondX LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA PARKER
Notary Public - State of Florida
Commission # FF 192806
My Comm. Expires May 17, 2019
Bonded through National Notary Assn.

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPENBONDX LLC

(SEC Identification No. 8-69289)

Financial Statements

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) of the Securities and Exchange Commission.

OPENBONDX LLC

Table of Contents

BAS | PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of OpenBondX, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OpenBondX, LLC as of December 31, 2017, the related statements of operation, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of OpenBondX, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of OpenBondX, LLC's management. Our responsibility is to express an opinion on OpenBondX, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OpenBondX, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Statement of Computation of Net Capital Requirements, Schedule II - Statement of Computation of Basic Capital Requirements, Schedule III - Reconciliation of Net Capital and Schedule IV - Computation of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of OpenBondX, LLC's financial statements. The supplemental information is the responsibility of OpenBondX, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Statement of Computation of Net Capital Requirements, Schedule II - Statement of Computation of Basic Capital Requirements, Schedule III - Reconciliation of Net Capital and Schedule IV - Computation of Aggregate Indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAS Partners LLC

We have served as OpenBondX, LLC's auditor since 2015.

Pembroke Pines, Florida

February 26, 2018

OPENBONDX LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$ 591,862
Prepaid expenses	370
Furniture, fixture and equipment, at cost, less accumulated depreciation of $16,917	11,603
Other assets	135,500
Total assets	$ 739,335

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 9,707
Total liabilities	9,707
Members' equity	729,628
Total liabilities and member's equity	$ 739,335

The accompanying notes are an integral part of these financial statements.

OPENBONDX LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenues	$ -
Operating expenses:	
Compensation and employee benefits	417,231
Cloud and computing	112,100
Market operations	67,975
Conferences	10,000
Advertising	3,605
Office expense	1,621
Insurance	4,605
Professional Fees	104,220
Promotional expenses	36,675
Regulatory expenses	5,321
Rent	20,513
Taxes and licenses	447
Telecommunication	7,201
Travel and entertainment	4,737
Depreciation and amortization	29,858
Total operating expenses	826,109
Other income	1,169
Net loss before provision for income taxes	(824,940)
Provision for income taxes	-
Net loss	$ (824,940)

The accompanying notes are an integral part of these financial statements.

OPENBONDX LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2017

Subordinated borrowings at January 1, 2017	$	-
Changes during the period		-
Subordinated borrowings at December 31, 2017	$	-

The accompanying notes are an integral part of these financial statements.

OPENBONDX LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

Balance, January 1, 2017	$	4,554,568
Net loss		(824,940)
Members' capital contributions		-
Members' distributions		(3,000,000)
Balance, December 31, 2017	$	729,628

The accompanying notes are an integral part of these financial statements

OPENBONDX LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(824,940)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		29,858
(increase) decrease in operating assets and liabilities:		
Clearing Deposit		508,334
Prepaid expenses		2,240
Other assets		
Accounts payable and accrued expenses		(54,913)
Net cash used in operating activities		(339,421)
Cash flows from investing activities:		
Purchase of equipment		(10,608)
Net cash used in investing activities		(10,608)
Cash flows from financing activities:		
Member contributions		-
Member distributions		(3,000,000)
Net cash used in financing activities		(3,000,000)
Decrease in cash		(3,350,029)
Cash at beginning of the year		3,941,891
Cash at end of the year	**$**	**591,862**

The accompanying notes are an integral part of these financial statements.

OPENBONDX LLC
Notes to Financial Statements
For the Year Ended December 31, 2017

Note 1 - Company Organization and Nature of Business

OpenBondX LLC (the Company) is a Financial Industry Regulatory Authority (FINRA) and Securities Exchange Commission (SEC) registered broker-dealer. The Company is also registered with the SEC as an alternative trading system (ATS) providing a matching platform for subscribers to trade corporate bonds. The Company introduces and clears all trades through Wedbush Securities, Inc.

Note 2 - Summary of Significant Accounting Policies

Concentration of Credit Risks

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's ("the FDIC") limit of $250,000. At December 31, 2017, the Company exceeded the federally insured limit by $341,862.

Cash and cash equivalents

Cash and cash equivalents represent highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of the accompanying financial statement, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The company is organized as a Limited Liability Company. As such, all Company income and losses are passed through to the members.

Clearing Deposit

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Wedbush Securities, Inc.

The Company terminated its prior clearing agreement with SG Americas Securities, LLC (SGAS), a wholly owned subsidiary of Société Générale and SGAS returned clearing deposit to Company in amount of $508,334.

Furniture, Fixture and Equipment

Furniture, fixture and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Furniture, fixture and equipment consist of computer hardware, office equipment, and furniture and fixtures, which are depreciated over three to seven years.

Organization Costs

Organizations costs are carried at cost and are amortized over ten years.

Note 3 - Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurement.* Fair value is defined as the price that would be received to sell as asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measure date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

Note 3 - Fair Value Measurements (Continued)

Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

When available the Company measures fair value using level l inputs because they generally provide the most reliable evidence of fair value.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the maintenance of a minimum "net capital" equivalent to $100,000, or 6 2/3% of the "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2017, the Company had net capital of $564,155, which was $464,155 in excess of its requirement.

Note 5 - Furniture, Fixture and Equipment

The major classifications of fixed assets are as follows:

Furniture, fixtures and equipment	$ 28,520
Total Furniture, fixture and equipment	28,520
Less Accumulated Depreciation	(16,917)
Furniture, fixtures and equipment, net	$ 11,603

Note 6 - Commitments and Contingencies

(a) Leases

The Company leases its premises under an operating lease which expires on May 31, 2018.

Rental expense for the year ended December 31, 2017 was $20,513.

The following is a schedule of future minimum rental payments:

Year ending December 31:		
2018	$	8,244
2019		-
2020		-
2022		-
2022		-
Thereafter		-
Total future minimum rental payments	$	8,244

(b) Litigation

The Company is not involved in any litigation at the time of the audit completion.

Note 7 - Other Assets

As of December 31, 2017, other assets consist of the following:

Organizational costs, net of accumulated amortization of $106,000		134,000
Security deposit		1,500
Total other assets	$	135,500

Note 8 - Subsequent Events

The Company has evaluated subsequent events from December 31, 2017 through the date whereupon the financial statements were issued. OpenbondX LLC is currently seeking additional outside investment for its ongoing operations.

SUPPLEMENTARY INFORMATION

OPENBONDX LLC
Schedule I
Statement of Computation of Capital Requirement
December 31, 2017

Total members' equity	$ 729,628
Less: members' equity not allowable for net capital	-
Net capital before other charges against capital:	729,628
Furniture, fixture and equipment, net	11,603
Prepaid expenses	370
Other assets - organizational costs, net	134,000
Other assets - security deposits	1,500
Other charges - excess fidelity bond	18,000
Total charges against capital	165,473
Net capital	**$ 564,155**

OPENBONDX LLC
Schedule II
Statement of Computation of Basic Capital Requirement
December 31, 2017

Net capital	$ 564,155
Net capital required	100,000
Excess net capital	**$ 464,155**

OPENBONDX LLC
Schedule III
Reconciliation of Net Capital
December 31, 2017

Net capital per audited financial statements (note 4)	$	564,155
Net capital per focus report - part II A		564,155
Net difference	$	-

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017

OPENBONDX LLC
Schedule IV
Computation of Aggregate Indebtedness
December 31, 2017

Total liabilities from statement of financial condition	$	9,707
Percentage of aggregate indebtedness to net capital		1.72%

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

BAS | PARTNERS
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of OpenBondX, LLC,

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) OpenBondX, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which OpenBondX, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (K)(2)(ii) (the "exemption provisions") and (2) OpenBondX, LLC stated that OpenBondX, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. OpenBondX, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OpenBondX, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (K)(2)(ii) (the "exemption provisions") of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAS Partners LLC

Pembroke Pines, Florida

February 26, 2017

OPENBONDX

27 February 2018

15c3-3 Exemption Report Pursuant to SEC Rule 17a-5(d)(2)

Pursuant to the requirements of SEC Rule 17a-5(d)(2) and (d)(4), for the year period of January 1, 2017 through December 31, 2017, OpenBondX (or the "Firm"):

1. The Firm operates under with the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3;
2. The Firm has met and complied with the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3;
3. No exceptions to the Firm's exemptions from the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3 were noted

Affirmation

I, John Jacobs, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: CFO and FINOP, OpenBondX LLC

Date: 27 February 2018

OpenBondX LLC • 925 41st St, Suite 103, Miami Beach, FL 33140 • Phone: 502-822-6631, Fax: (305) 417-6240 • www.OpenBondX.com